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CUSIP NO. 914906102

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          Univision Communications Inc.
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                    914906102
                                 (CUSIP Number)

                         Clear Channel Investments, Inc.
                               200 East Basse Road
                            San Antonio, Texas 78209
                                 (210) 822-2828
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages

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CUSIP NO. 914906102

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             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Clear Channel Investments, Inc.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]

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     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                 OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Nevada
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                            7     SOLE VOTING POWER:  0 shares
     NUMBER OF
      SHARES             -------------------------------------------------------
   BENEFICIALLY             8     SHARED VOTING POWER:  0 shares
     OWNED BY
       EACH              -------------------------------------------------------
     REPORTING              9     SOLE DISPOSITIVE POWER:  0 shares
      PERSON
       WITH              -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER:  0 shares

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 shares

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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 914906102

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             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Clear Channel Communications, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                 OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas
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                            7     SOLE VOTING POWER:  0 shares
     NUMBER OF
      SHARES             -------------------------------------------------------
   BENEFICIALLY             8     SHARED VOTING POWER:  0 shares
     OWNED BY
       EACH              -------------------------------------------------------
     REPORTING              9     SOLE DISPOSITIVE POWER:  0 shares
      PERSON
       WITH              -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER:  0 shares

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 shares
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 914906102


         This Amendment No. 1 to Schedule 13D amends and supplements items 4, 5 and 6 contained in the Schedule 13D initially filed by Clear Channel Investments, Inc. ("CCI") and Clear Channel Communications, Inc. (individually "Clear Channel" and, together with CCI, the "Filing Parties") with the Securities and Exchange Commission (the "Commission") on September 24, 2003 (the "Initial 13D"), with respect to the Class A Common Stock (the "Common Stock") of Univision Communications, Inc. ("Issuer"). Items 1, 2 and 3 remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial 13D. The Initial 13D is amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is to be amended as follows:

         On January 12, 2004, CCI completed the sale of its remaining 15,815,999 shares of Issuer's Common Stock at a price to CCI of $37.90 per share or an aggregate of $599,426,362.10. The sale was made pursuant to a Stock Purchase Agreement entered into as of January 7, 2004 by and between CCI and Issuer (the "Stock Purchase Agreement"), certain material terms of which are described in greater detail under Item 6 below.

         Notwithstanding the foregoing, the Filing Parties reserve the right to acquire, or cause to be acquired, additional securities of Issuer, to dispose of, or to cause to be disposed of such securities at any time or to formulate other purposes, plans or proposals regarding Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Filing Parties, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         Item 5 is to be amended as follows:

         (a) and (b) By virtue of CCI's sale of its remaining 15,815,999 shares of Issuer's Common Stock on January 12, 2004, the Filing Parties neither beneficially own any shares of Issuer's Common Stock nor have any sole or shared voting or dispositive power with respect to any shares of Issuer's Common Stock.

         L. Lowry Mays, Chairman of the Board and Chief Executive Officer of Clear Channel and CCI, individually owns 2,600 shares of Issuer's Common Stock (approximately 0.001% of the outstanding Class A Common Stock) over which he has sole voting and dispositive power.

         (c) Except as set forth herein, to the knowledge of the Filing Parties with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.

         (d) None.

         (e) By virtue of CCI's sale of its remaining 15,815,999 shares of Issuer's Common Stock, each of the Filing Parties ceased to be (or ceased to be deemed to be, as the case may be) a beneficial owner of more than five percent of Issuer's Common Stock on January 12, 2004, the date the sale was consummated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Item 6 is to be amended as follows:

         STOCK PURCHASE AGREEMENT


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CUSIP NO. 914906102

         On January 7, 2004, CCI and Issuer entered into the Stock Purchase Agreement, which provided for the purchase by Issuer of CCI's remaining 15,815,999 shares of Issuer's Common Stock. The following are certain of the material terms of the Stock Purchase Agreement:

         Relinquishment of Registration Rights. Upon consummation of the purchase by Issuer of CCI's remaining 15,815,999 share of Issuer's Common Stock, the Registration Rights Agreement dated as of September 22, 2003 between Issuer and CCI is deemed terminated.

         Lock-up. Except for the sale of CCI's remaining 15,815,999 shares of Issuer's Common Stock to be sold pursuant to the terms of the Stock Purchase Agreement, CCI agrees that it shall not, without the prior written consent of Issuer offer, sell, or otherwise dispose of any other shares of Issuer's Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Issuer's Common Stock, or publicly announce an intention to effect any such transaction, prior to the closing of the public offering more fully described in the Stock Purchase Agreement.

         General. Neither CCI nor Issuer shall have any obligation to indemnify the other in connection with any matter related to or arising out of the public offering described in the Stock Purchase Agreement or any other subject matter of the Stock Purchase Agreement. In addition, each of CCI and Issuer shall pay its own expenses incurred in connection with the transactions contemplated by the Stock Purchase Agreement.

         The summary description contained in this Item 6 of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such document which is incorporated by reference herein.

         Other than as described herein, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         99(a) Stock Purchase Agreement dated as of January 7, 2004, by and between Univision Communications, Inc. and Clear Channel Investments, Inc.


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CUSIP NO. 914906102


                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  January 12, 2004


                                       CLEAR CHANNEL INVESTMENTS, INC.


                                       By: /s/ Juliana F. Hill
                                           ------------------------------------
                                           Name:  Juliana F. Hill
                                           Title: Senior Vice President/Finance




                                       CLEAR CHANNEL COMMUNICATIONS, INC.


                                       By: /s/ Juliana F. Hill
                                           ------------------------------------
                                           Name:  Juliana F. Hill
                                           Title: Senior Vice President/Finance


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CUSIP NO. 914906102

                                  Exhibit Index

Name of Exhibit

99(a) Stock Purchase Agreement dated as of January 7, 2004, by and between Univision Communications, Inc. and Clear Channel
                    Investments, Inc.